UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 6, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

RELEVANT FACT

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR), in accordance with the article 157, paragraph 4th, of the Law n. 6.404/76, as amended (“Corporate Law”), and the article 2 of the CVM Instruction n. 358/2002, as amended (“ICVM 358/2002”), hereby informs its shareholders and the market in general as follows:

The Company celebrated (i) subscription agreement whereby Fibria acquires a minority interest in Spinnova Oy (“Spinnova”), a private company organized in Finland; (ii) term sheet that set forth minimum conditions for a Joint Development Agreement (“Joint Development Agreement” or “JDA”); and (iii) term sheet that set forth minimum conditions for a Joint Venture Agreement (“JV”), with the purpose of establishing a partnership in the development, production and trading of materials based on Spinnova’s technologies.

Spinnova is a Finnish start-up focused on the development of low-cost and environmentally sustainable technologies for the production of raw materials for the textile industry. These technologies use wood fibers for the production of fibrous yarns and staple fibers that can replace cotton, viscose and/or other consumption materials in textiles and non-woven applications.

According to the subscription agreement celebrated on this date, Fibria agreed to subscribe and pay in a number of common shares equivalent to 18% of the total capital of Spinnova for a total amount of EUR 5,000,000.00 (five million euros).

Pursuant to a shareholders’ agreement executed by Fibria and other shareholders, Fibria shall have the right to nominate a member of the Board of Directors of Spinnova.

The minimum conditions for the JDA include the joint investment of Fibria and Spinnova in the development of a pilot production line to confirm the viability of technologies developed by Spinnova and pre-commercial scale production. The

Parties provide for the establishment of a JV for the production and trading of the product, if the product reaches the commercial stage.

Fibria does not foresee in the short nor medium terms any material cash disbursement need to accomplish with the above mentioned agreement and with Spinnova.

This partnership with Spinnova is aligned with the Company’s vision to leverage both forestry technology expertise and strategic market positioning to develop value-added alternatives that complement our global leadership and excellence in eucalyptus pulp production from planted forests.

In line with the Company’s new business route, Spinnova and its technology platform, closely with Fibria’s expertise, may enable, over the next few years, the development of products for textile applications.

Fibria reinforces its commitment to transparency to its shareholders and investors.

São Paulo, July 6, 2017.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO